Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2006
FIXED CHARGES:
Interest Expense	$43,984
Amortization of Debt Premium, Discount and Expense	538
Interest Component of Rentals	1,185

Total Fixed Charges	$45,707

EARNINGS:
Net Income before Dividends on Preferred Stock	$84,004
Add:
Income Taxes	51,728
Total Fixed Charges	45,707

Total Earnings	$181,439

Ratio of Earnings to Fixed Charges	4.0